

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 9, 2006

Mr. David M. Barnes
Chief Financial Officer
American United Global, Inc.
108 Village Square - #327
Somers, NY 10589

      RE: **Form 10-K for the fiscal year ended December 31, 2005**
               Form 10-QSB for the quarter ended March 31, 2006
               File No. 1-13549

Dear Mr. Barnes:

        We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 9A – Controls and Procedures, page 12

2. We note that you define disclosure controls and procedures as those controls and procedures that "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Item 8 – Financial Statements

Note 1 – Organization, Basis of Presentation of Consolidated Financial Information and Summary of Significant Accounting Policies, page F-7

Per Share Data, page F-11

3. You disclose that basic loss per share includes the common shares issuable upon conversion of the Series B-3 convertible preferred stock. Please tell us how you determined it is appropriate to include these shares in your calculation of basic loss per share in accordance with SFAS 128.

Note 2 – Other Loans and Advances, page F-14

4. You disclose that the due date of the $500,000 bridge loan to Kraft was extended to January 30, 2006. The note, not being paid by the extended due date is in

default effective January 31, 2006. Given that note is in default, please disclose why you have not recorded a reserve against the loan amount.

Note 3 – Bridge Notes Payable, page F-14

5. Please disclose which line items on your statement of operations and statement of cash flows include the judgment against you in the amount of $840,695.

Note 4 – Other Short Term Borrowings, page F-15

6. In regards to your $525,000 senior secured convertible notes, please tell us how you have accounted for the registration rights agreement, including what consideration was given to SFAS 133 and EITF 05-04.

7. You state that the note holders received 525,000 shares of common stock as additional interest. Please clarify whether these shares are in addition to the 18% interest rate, and tell us how you determined it was appropriate to record a debt discount related to these shares.

Note 6 – Loans Payable – Rubin Family Trust, page F-16

8. Please disclose the number of shares yet to be issued that you are treating as issued but not outstanding. Also, tell us how you are treating these shares in computing both your basic and diluted earnings per share.

9. Your disclosure indicates that the note holders will receive 439,000 shares of common stock as additional interest. Please clarify whether these shares are in addition to the 8% interest rate, and tell us how you determined it was appropriate to record a debt discount related to these shares.

Note 8 – Stockholders Equity, page F-18

10. Please tell us how you accounted for your convertible preferred stock, including what consideration was given to the contingent conversion features and whether any beneficial conversion features existed. Your explanation should refer to the accounting literature considered and relied upon to determine the appropriate accounting.

Note 11 – Subsequent Events, page F-21

March 2006 Debt Offering, page F-21

11. Please tell us how you have accounted for the registration rights agreement, including what consideration was given to SFAS 133 and EITF 05-04.

Exhibit 31

12. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your Form 10-K to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-K in its entirety.

Exhibit 32

13. Your certifications refer to "quarterly report on Form 10-K." Please file an amendment to your Form 10-K to include certifications that refer to the annual report, instead of quarterly report. In doing so, please refile the Form 10-K in its entirety.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Comment applicable to your overall filing

14. Please address the comments above in your Form 10-QSB as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief